FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 6, 2012

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

          Form 20-F     X                                          Form 40-F  _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes  _____                                              No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBIT

Item
1.	Press release dated November 6, 2012 – ARM Announces Participation in a Consortium to Acquire Rights to MIPS Technologies’ (MIPS) Portfolio of Patents

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2012

ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

ARM Announces Participation in a Consortium to Acquire Rights to MIPS Technologies’ (MIPS) Portfolio of Patents

ARM is a leading participant in a consortium of major technology companies to acquire rights to MIPS’ portfolio of 580 patents.

CAMBRIDGE UK – 6 November 2012 - ARM [(LSE: ARM); (NASDAQ: ARMH)] today announced that it is a leading member of Bridge Crossing LLC, a consortium of major technology companies  affiliated with Allied Security Trust,  which has entered into an agreement with MIPS to obtain rights to its patent portfolio.  The MIPS patent portfolio includes 580 patents and patent applications covering microprocessor design, system-on-chip design and other related technology fields.  The consortium will pay $350 million in cash to acquire rights to the portfolio, of which ARM will contribute $167.5 million.

The transaction will, upon completion, support continued innovation in system-on-chip design, whilst removing any potential litigation risk presented by the MIPS patent portfolio with respect to the consortium members. The consortium will make licenses to the patent portfolio available to companies not within the consortium.

"ARM is a leading participant in this consortium which presents an opportunity for companies to neutralize any potential infringement risk from these patents in the further development of advanced embedded technology," said Warren East, CEO, ARM. "Litigation is expensive and time-consuming and, in this case, a collective approach with other major industry players was the best way to remove that risk."

This transaction, which is subject to MIPS shareholder approval, and customary closing conditions, is expected to close in the first quarter of 2013. ARM’s contribution of $167.5 million will be funded out of existing cash reserves.

About ARM
ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM from our website: http://www.arm.com.

ARM, Artisan and AMBA are registered trademarks of ARM Limited. Cortex, CoreLink, big.LITTLE, Mali and POP are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

ENDS

Contact Details:
Sarah West/Aideen Lee	Ellie Springett/Ian Thornton
Brunswick	ARM
+44 (0)207 404 5959	+44 (0)1223 400400

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